Exhibit 99.1

111, Inc. Announces First Quarter 2021 Unaudited Financial Results

SHANGHAI, May 19, 2021 /PRNewswire/ – 111, Inc. ("111" or the "Company") (NASDAQ: YI), a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Net revenues were RMB2.6 billion (US$396.0million), representing an increase of 64.7% year-over-year. Revenue growth was 89.0% excluding pandemic-related items(1).

•	Operating expenses(2) were RMB289.0 million (US$44.1 million), representing an increase of 43.6% year-over-year. Operating expenses accounted for 11.1% of net revenue this quarter as compared to 12.8% in the same quarter of last year.

•	Non-GAAP net loss attributable to ordinary shareholder(3) was RMB109.3 million (US$16.7 million), compared to RMB109.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.2% this quarter from 6.9% in the same quarter of last year.

•	Cash and cash equivalents, restricted cash and short-term investments amounted to RMB 1.2 billion (US$177.5 million) as of March 31, 2021.

(1) Pandemic-related items consist of masks, protective clothing and medicine for fever which have an occasional revenue increase in the first quarter of 2020 due to the breakout of COVID-19.

(2) Operating expense consists of fulfillment expenses, selling and marketing expenses, general and administrative expenses, technology expenses and other operating expenses.

(3) Non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders excluding share-based compensation expenses.

“We delivered another strong quarter of growth in Q1 2021, with net revenue of RMB2.6 billion. This was achieved despite the typical seasonal retail lull caused by the Lunar New Year, as well as the unusually strong first quarter we had in 2020, driven by high demand for pandemic-related products due to COVID-19,” said Mr. Junling Liu, Co-Founder, Chairman, and Chief Executive Officer of 111.

“As part of our commitment to advancing China’s healthcare system, we continue to build upon our transformative, cutting-edge technology and S2B2C model to provide enterprise solutions to enable healthcare businesses better serve their consumers. Our top line growth is driven by our S2B2C model, and is a testament of the tremendous progress in our mission to digitally connect patients with medicine and healthcare services.”

Mr. Liu added, “To briefly highlight our S2B2C model, the ‘S’ is our innovative supply-chain platform that encompasses industry-leading technology behind the platform and our network of suppliers, such as pharmaceutical companies, distributors and other service providers. This ‘S’ is digitally connected to the ‘B,’ our rapidly expanding network of pharmacies, doctors, clinics, and other healthcare businesses. The platform works in harmony as doctors can utilize our Cloud Pharmacy, Cloud Clinic, and various doctor-patient platforms to provide online consultations, e-prescription services, and follow-up care to patients. As a result, our transformative S2B2C model delivers better doctor-patient experiences and more positive care outcomes.”

“This quarter demonstrated the solid progress we have made in additional partnerships with pharmaceutical companies and healthcare providers. 111’s innovative approach to product commercialization makes us a valuable partner to pharmaceutical companies as these partnerships offer access to access to our vast network of pharmacies and doctors, which creates a streamlined approach to launching new products. Further, our commercialization platform allows pharmaceutical companies to sell their products outside of the hospital system, through both online and offline channels. This enables pharmaceutical companies to launch their products as soon as they are approved, giving patients accelerated access to much-needed medication. As of March 31, we have developed over 360 direct partnerships with pharmaceutical companies.”

“To further strengthen our supply chain platform, the two additional new fulfillment centers in Northwest and Northeast China that we announced in March are now fully operational and we are also expanding some of our existing fulfillment centers to meet growing demand for our services. In the meantime, our supply chain platform is further strengthened by more and more market place vendors. Currently there are over 900 marketplace vendors utilizing our platform to expand their geographical reach.”

“As we advance our S2B2C model, we are making progress in our Supply Chain Platform to Pharmacy to Consumer (“S2P2C”) offering, via which we leverage our scale to provide over 340,000 pharmacies with a wide selection of products and services. These services allow pharmacies to elevate their businesses through cutting-edge technology, such as cloud-based systems that manage inventory, product selection, and pricing. We also provide powerful digital solutions that helps pharmacies improve their customer experience, as well as the tools and support necessary to enable previously offline businesses establish a significant presence online.”

“Concurrent with the growth of our S2B2C and S2P2C segments, we are also expanding the reach of our Supply Chain Platform to Doctors to Consumer (“S2D2C”) business,” commented Mr. Liu. “Our industry-leading technology is transforming and modernizing the traditional in-person medical care process by offering telehealth and patient management tools. These tools allow for convenient and timely medical care ranging from diagnostics to treatment, as well as follow-up and routine care. Our combination of cutting-edge technology and a robust network of doctors puts 111 at the forefront of the healthcare industry’s new era of Internet + Medical Care + Medicine.”

“Finally, this foundation of our model is extended to the ‘C’, the consumer or patient, who is digitally connected to doctors, medicine, and other healthcare providers and services. Consumers can leverage a wide network of doctors and pharmacies that were previously out-of-reach or unknown. We believe that the benefits to having this integrated digital platform is clear – improved access to healthcare and better patient outcomes. As a result, our omni-channel, digital platform fills many gaps in the traditional healthcare ecosystem.”

“Given the industry tailwind and the leadership position 111 has established in our space, we continue to make significant investments in our team, technology, and supply chain platform. As a testament to our confidence in driving more business momentum, we have more than doubled the size of our technology team over the past 12 months, and have made significant investment in our patient management portals and other technology offerings. In addition, we continue to add to the pharmaceuticals and doctors support team that we began building last year, consisting of professionals with expertise in specific disease areas such as endocrinology, oncology, neurology, and others.”

“In conclusion,” said Mr. Liu, “As we move forward, we will continue to leverage the immense market opportunities in the digitization and transformation of healthcare in China. Our mission is to digitally connect patients with medicine and healthcare products and services. By bridging the patient access gap, our platform also ensures a win-win scenario for all parties in the healthcare ecosystem. Whether it is through our established S2B2C model, or our rapidly expanding S2P2C and S2D2C offerings, patients, doctors, pharmacies and pharmaceutical companies all benefit. Reflective of our strong Q1 2021 performance, 111 is in an excellent position to continue to transform the healthcare industry in China.”

First Quarter 2021 Financial Results

Net revenues were RMB2.6 billion (US$396.0 million), representing an increase of 64.7% from RMB1.6 billion in the same quarter of last year.

As of March 31, 2021, the Group had two reporting segments, Business to Business (“B2B”) and Business to Consumer (“B2C”). Revenue contribution from the Company’s E-Channel was previously disclosed as a separate segment, but has been incorporated in the B2B segment since the third quarter of 2020. The Company revised prior comparative periods to conform to the current period segment presentation as follows:

(In thousands RMB)		For the three months ended March 31,
	2020	2021	YoY
B2B Net Revenue
Product	1,378,450	2,440,504	77.0%
Service	2,517	12,025	377.8%

Sub-Total	1,380,967	2,452,529	77.6%

Cost of Products Sold(4)	1,335,869	2,364,354	77.0%

Segment Profit	45,098	88,175	95.5%
Segment Profit %	3.3%	3.6%

(In thousands RMB)		For the three months ended March 31,
	2020	2021	YoY
B2C Net Revenue
Product	190,684	137,150	(28.1%)
Service	4,017	5,063	26.0%

Sub-Total	194,701	142,213	(27.0%)

Cost of Products Sold[4]	152,201	114,618	(24.7%)

Segment Profit	42,500	27,595	(35.1%)
Segment Profit %	21.8%	19.4%

(4) For segment reporting purposes, purchase rebate is allocated to B2B segment and B2C segment primarily based on the amount of cost of products sold for each segment. Cost of products sold does not include other direct costs related to cost of product sales such as shipping and handling expense, payroll and benefits of logistic staff, logistic centers rental expenses and depreciation expenses, which are recorded in the fulfillment expenses.

Operating costs and expenses were RMB2.8 billion (US$422.5 million), representing an increase of 63.8% from RMB1.7 billion in the same quarter of last year.

 growth in B2B business, which increased by 77.6% as compared to the same quarter last year.

•	Cost of products sold was RMB2.5 billion (US$378.4 million), representing an increase of 66.6% from RMB1.5 billion in the same quarter of last year. The increase was primarily due to our rapid revenue growth in B2B business, which increased by 77.6% as compared to the same quarter last year.

•	Fulfillment expenses were RMB66.3 million (US$10.1 million), representing an increase of 19.2% from RMB55.6 million in the same quarter of last year. Fulfillment expenses accounted for 2.6% of net revenues this quarter as compared to 3.5% in the same quarter of last year.

•	Selling and marketing expenses were RMB122.4 million (US$18.7 million), representing an increase of 27.9% from RMB95.8 million in the same quarter of last year, mainly due to increase in the number of sales staffs and expenses associated with the expansion of the S2B2C business. As a percentage of net revenues, selling and marketing expense further reduced to 4.7% in the quarter from 6.1% in the same quarter of last year.

•	General and administrative expenses were RMB52.1 million (US$8.0 million), representing an increase of 75.8% from RMB29.7 million in the same quarter of last year. As a percentage of net revenues, general and administrative expense increased to 2.0% in the quarter from 1.9% in the same quarter of last year.

•	Technology expenses were RMB49.7 million (US$7.6 million), representing an increase of 136.2% from RMB21.0 million in the same quarter of last year, mainly due to our increased investments in technology. Technology expenses accounted for 1.9% of net revenues this quarter as compared to 1.3% in the same quarter of last year.

Loss from operations was RMB173.3 million (US26.4 million), compared to RMB113.7 million in the same quarter of last year. As a percentage of net revenues, loss from operations decreased to 6.7% in the quarter from 7.2% in same quarter of last year.

Non-GAAP loss from operations(5) was RMB135.9 million (US$20.7 million), compared to RMB98.5 million in the same quarter of last year. As a percentage of net revenues, non-GAAP loss from operations decreased to 5.2% in the quarter from 6.3% in same quarter of last year.

Net loss attributable to ordinary shareholders was RMB146.6 million (US$22.4 million), compared to RMB124.6 million in the same quarter of last year. As a percentage of net revenues, net loss attributable to ordinary shareholders decreased to 5.7% in the quarter from 7.9% in same quarter of last year.

Non-GAAP net loss attributable to ordinary shareholders was RMB109.3 million (US$16.7 million), compared to RMB109.4 million in the same quarter of last year. As a percentage of net revenues, non-GAAP net loss attributable to ordinary shareholders decreased to 4.2% in the quarter from 6.9% in same quarter of last year.

Loss per ADS was RMB1.78 (US$0.28), compared to RMB1.52 for the same quarter of last year.

Non-GAAP loss per ADS(6) was RMB 1.33 (US$0.21), compared to RMB1.34 for the same quarter of last year.

As of March 31, 2021, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB 1.2 billion (US$177.5 million), compared to RMB1.6 billion as of December 31, 2020.

[5] Non-GAAP loss from operations represents loss from operations excluding share-based compensation expenses.

[6] Non-GAAP loss per ADS represents loss per ADS excluding share-based compensation expenses per ADS.

Business Outlook

For the second quarter of 2021, the Company expects its total net revenues to be between RMB2.92 billion and RMB3.08 billion, representing a year-over-year growth of approximately 80% to 90%.

The above outlook is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to changes.

Conference Call

111's management team will host an earnings conference call today, Wednesday, May 19, 2020, at 7:30 AM U.S. Eastern Time (7:30 PM Beijing Time on the same day).

Details for the conference call are as follows:

Event Title:	111, Inc. First Quarter 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/5638569

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique Registration ID, which can be used to join the conference call.

Please dial in 15 minutes before the call is scheduled to begin and provide the Direct Event passcode and unique Registration ID you have received upon registering to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until May 27, 2021, 9:59 A.M. ET on:

United States:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	5638569

A live and archived webcast of the conference call will be available on the Investor Relations section of 111's website at http://ir.111.com.cn/.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS, non-GAAP measures, as supplemental measures to review and assess its operating performance. The Company defines non-GAAP loss from operations as loss from operations excluding share-based compensation expenses. The Company defines non-GAAP net loss attributable to ordinary shareholders as net loss attributable to ordinary shareholders excluding share-based compensation expenses. The Company defines non-GAAP loss per ADS as loss per ADS excluding share-based compensation expenses per ADS. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that it includes in loss from operations and net loss. Share-based compensation expenses is a non-cash expense that varies from period to period. As a result, management excludes the items from its internal operating forecasts and models. Management believes that the adjustments for share-based compensation expenses provide investors with a reasonable basis to measure the company's core operating performance, in a more meaningful comparison with the performance of other companies. The Company believes that non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, and non-GAAP loss per ADS provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the management in their financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using non-GAAP loss from operations, non-GAAP net loss attributable to ordinary shareholders, or non-GAAP loss per ADS is that it does not reflect all items of income and expense that affect the Company's operations. Further, the non-GAAP financial measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP measures, all of which should be considered when evaluating the Company's performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Reconciliation of the non-GAAP financial measures to the most comparable U.S. GAAP measures is included at the end of this press release.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021.

Forward-Looking Statements

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Among other things, the Business Outlook and quotations from management in this announcement, as well as 111's strategic and operational plans, contain forward-looking statements. 111 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability comply with extensive and evolving regulatory requirements, its ability to compete effectively in the evolving PRC general health and wellness market, its ability to manage the growth of its business and expansion plans, its ability to achieve or maintain profitability in the future, its ability to control the risks associated with its pharmaceutical retail and wholesale businesses, and the Company's ability to meet the standards necessary to maintain listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and 111 does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About 111, Inc.

111, Inc. (NASDAQ: YI) ("111" or the "Company") is a leading tech-enabled healthcare platform company committed to digitally connecting patients with medicine and healthcare services in China. The Company provides consumers with better access to pharmaceutical products and healthcare services directly through its online retail pharmacy, 1 Pharmacy, and indirectly through its offline virtual pharmacy network. The Company also offers online healthcare services through its internet hospital, 1 Clinic, which provides consumers with cost-effective and convenient online consultation, electronic prescription service, and patient management service. In addition, the Company's online platform, 1 Medicine Marketplace, serves as a one-stop shop for pharmacies to source a vast selection of pharmaceutical products. With the largest virtual pharmacy network in China, 111 enables offline pharmacies to better serve their customers with cloud-based services. 111 also provides an omni-channel drug commercialization platform to its strategic partners, which includes services such as digital marketing, patient education, data analytics, and pricing monitoring.

For more information on 111, please visit: http://ir.111.com.cn/.

For more information, please contact:

111, Inc.

Investor Relations

Stephen Kilmer

Phone: +1 646-274-3580

Email: stephen@kilmerlucas.com

111, Inc.

Media Relations

Email: ir@111.com.cn

Phone: +86-021-2053 6666 (China)

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except for share and per share data)

	As of	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
ASSETS
Current Assets:
Cash and cash equivalents	1,189,620	822,287	125,505
Restricted cash	128,914	140,689	21,473
Short-term investments	300,167	200,084	30,539
Accounts receivable, net	163,094	212,783	32,476
Note Receivable	12,583	54,365	8,298
Inventories	766,529	1,032,317	157,562
Prepayments and other current assets	311,797	365,535	55,792
Total current assets	2,872,704	2,828,060	431,645
Property and equipment	43,439	55,312	8,442
Intangible assets	6,517	6,198	946
Long-term investments	140	140	21
Other non-current assets	5,061	10,485	1,600
Operating lease right-of-use asset	98,628	179,125	27,340
Total Assets	3,026,489	3,079,320	469,994

LIABILITIES AND EQUITY
Current liabilities including amounts of the consolidated VIE without recourse to the Company
Short-term borrowings	229,250	44,850	6,845
Accounts payable	1,073,352	1,372,734	209,520
Accrued expense and other current liabilities	327,118	330,016	50,370
Total Current liabilities	1,629,720	1,747,600	266,735
Long-term operating lease liabilities	62,388	126,792	19,352
Other non-current liabilities	3,736	3,186	486
Total Liabilities	1,695,844	1,877,578	286,573

Mezzanine Equity
Redeemable non-controlling interests	924,245	908,915	138,728

Shareholders' Equity
Ordinary shares Class A	30	30	4
Ordinary shares Class B	25	25	4
Treasury shares	(34,972)	(34,972)	(5,338)
Additional paid-in capital	2,669,279	2,708,237	413,357
Accumulated deficit	(2,339,868)	(2,486,508)	(379,515)
Accumulated other comprehensive income	62,911	64,533	9,850
Total shareholders' equity	357,405	251,345	38,362
Non-controlling interest	48,995	41,482	6,331
Total equity	406,400	292,827	44,693
Total liabilities, mezzanine equity and equity	3,026,489	3,079,320	469,994

111, Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands, except for share, per share and per ADS data)

	For the three months ended March 31
	2020	2021
	RMB	RMB	US$
Net revenues	1,575,668	2,594,742	396,035
Operating costs and expenses:
Cost of product sold	(1,488,070)	(2,478,972)	(378,365)
Fulfillment expenses	(55,603)	(66,255)	(10,112)
Selling and marketing expenses	(95,751)	(122,428)	(18,686)
General and administrative expenses	(29,656)	(52,137)	(7,958)
Technology expenses	(21,037)	(49,698)	(7,585)
Other operating (expenses) income, net	754	1,483	226
Total operating costs and expenses	(1,689,363)	(2,768,007)	(422,480)
Loss from operations	(113,695)	(173,265)	(26,445)
Interest income	288	3,115	475
Interest expense	(1,604)	(1,813)	(277)
Foreign exchange loss	(10,996)	(511)	(78)
Other income, net	548	2,991	457
Loss before income taxes	(125,459)	(169,483)	(25,868)
Income tax expense	—	—	—
Net loss	(125,459)	(169,483)	(25,868)
Net loss attributable to non-controlling interest and redeemable non-controlling interest	847	22,843	3,487
Net loss attributable to ordinary shareholders	(124,612)	(146,640)	(22,381)
Other comprehensive income (loss), net of tax of nil
Unrealized gains of available-for-sale securities	—	2,358	360
Realized gains of available-for-sale securities	—	(2,441)	(373)
Foreign currency translation adjustments	14,278	1,705	260
Comprehensive loss	(110,334)	(145,018)	(22,134)
Loss per share:
Basic and diluted	(0.76)	(0.89)	(0.14)
Loss per ADS:
Basic and diluted	(1.52)	(1.78)	(0.28)
Weighted average number of shares used in computation of loss per share
Basic and diluted	164,339,875	165,587,950	165,587,950

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the three months ended March 31
	2020	2021
	RMB	RMB	US$
Net cash used in operating activities	(111,947)	(259,430)	(39,598)
Net cash (used in) provided by investing activities	(4,169)	85,498	13,050
Net cash used in financing activities	(64,459)	(182,820)	(27,904)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash	7,867	1,194	182
Net decrease in cash and cash equivalents, and restricted cash	(172,708)	(355,558)	(54,270)
Cash and cash equivalents, and restricted cash at the beginning of the period	697,722	1,318,534	201,248
Cash and cash equivalents, and restricted cash at the end of the period	525,014	962,976	146,978

111, Inc.

Unaudited Reconciliation of GAAP and non-GAAP Results

(In thousands, except for share, per share and per ADS data)

	For the three months ended March 31
	2020	2021
	RMB	RMB	US$
Loss from operations	(113,695)	(173,265)	(26,445)
Add: Share-based compensation expenses	15,200	37,377	5,705
Non-GAAP loss from operations	(98,495)	(135,888)	(20,740)

Net Loss attributable to ordinary shareholders	(124,612)	(146,640)	(22,381)
Add: Share-based compensation expenses, net of tax	15,200	37,377	5,705
Non-GAAP net Loss attributable to ordinary shareholders	(109,412)	(109,263)	(16,676)

Loss per ADS:
Basic and diluted	(1.52)	(1.78)	(0.28)
Add: Share-based compensation expenses per ADS, net of tax	0.18	0.45	0.07
Non-GAAP Loss per ADS	(1.34)	(1.33)	(0.21)